SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.        )

BUCKEYE GP HOLDINGS L.P.

(Name of Subject Company (issuer))

BGH GP HOLDINGS, LLC

(Names of Filing Persons (offeror))

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

John A. Tisdale

BGH GP Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

Telephone: (617) 531-6316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

William D. Regner Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Joshua Davidson Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                              third-party tender offer subject to Rule 14d-1.

☐                                                issuer tender offer subject to Rule 13e-4.

☒                                              going-private transaction subject to Rule 13e-3.

☐                                                amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.

99.1	Press release dated October 21, 2008, including the proposal letter, dated October 21, 2008, to the Board of Directors of MainLine Management LLC, as general partner of Buckeye GP Holdings, L.P.